Via Facsimile and U.S. Mail
Mail Stop 4720

June 22, 2009

Mr. James H. Bloem
Senior Vice President, Chief Financial Officer and Treasurer
Humana, Inc.
500 West Main Street
Louisville, Kentucky 40202

**Re: Humana, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2008
          Filed February 20, 2009
          File No. 001-05975**

Dear Mr. Bloem:

        We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 51

1.   Please revise your disclosure of future policy benefits payable to present these amounts before benefits payable to third parties and provide a reconciliation between the total amount here and the corresponding balance sheet amount. Also, revise your disclosure in note (4) to this table regarding the 100% co-insurance agreement to explain why "the reinsurance carrier, not us, is responsible for cash flows associated with the reinsurance contract." Tell us why this disclosure is appropriate considering your disclosure in Note 18 that "these reinsurance agreements do not completely relieve us of our potential liability to the ultimate insured."

Critical Accounting Policies and Estimates

Benefit Expense Recognition, page 54

2.   You disclose on page 57 that you adjusted for the favorable historical trend and completion factor experience when establishing the December 31, 2008 reserves. Also you state that it is reasonably likely that the actual factors will differ from those used at December 31, 2008 and any variances are expected to be within the ranges presented in our sensitivity analysis table on page 55. However, your actual loss development experience over the past three years appears to be consistently favorable at the upper end of each range. Please revise your disclosure to describe and quantify the actual adjustments made to the trend and completion factors in establishing your December 31, 2008 reserves and provide a more precise estimate of the impact of reasonably likely variances from your December 31, 2008 trend and completion factor assumptions.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant